Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                               Registration Statement File No:  333-33896

        On August 22, 2000, NiSource announced that it has appointed the key leadership to be in place in Pennsylvania, Maryland and Virginia upon completion of its $6 billion merger with Columbia Energy Group. Anthony Trubisz has been named President and CEO of Columbia Gas of Pennsylvania, Columbia Gas of Maryland and Columbia Gas of Virginia. The text of the press release is set forth below.

                            TEXT OF PRESS RELEASE
                               AUGUST 22, 2000

   FOR IMMEDIATE RELEASE
   FOR ADDITIONAL INFORMATION
   Maria Hibbs    Rob Boulware
   NiSource Inc.  Columbia Gas of Pennsylvania/Maryland
   219-647-6201   412-572-7136


                  NiSource Announces Post-Merger Leadership
              Trubisz named President and CEO for Pennsylvania,
                            Maryland and Virginia

        MERRILLVILLE, Ind. (Aug. 22, 2000) - NiSource Inc. has appointed the key leadership to be in place in Pennsylvania, Maryland and Virginia upon completion of its $6 billion merger with Columbia Energy Group, which was announced Feb. 28 and is expected to close by year-end.

        Anthony Trubisz has been named President and CEO of Columbia Gas of Pennsylvania, Columbia Gas of Maryland and Columbia Gas of Virginia. Trubisz currently serves as President and CEO of Columbia Gas of Virginia. His new role incorporates the duties of Gary Robinson, president and CEO of Columbia Gas of Pennsylvania and Maryland, who is retiring after more than 36 years with Columbia Energy Group.

        "The distribution companies are the platform for our growth strategy and Pennsylvania, Maryland and Virginia will play an integral role," Gary L. Neale, NiSource chairman, president and chief executive officer said. "We have a great depth of talent in place between NiSource and Columbia Energy Group, and we are putting together a leadership team that can deliver."

        Trubisz will report to Jeffrey Yundt, president of energy distribution, and will be headquartered in Pittsburgh, Pa. Columbia Gas of Virginia will maintain its headquarters in Richmond, Va., and will be led by a chief operating officer who will be named in the future.
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        "Tony is a great fit for this role," Yundt said. "His
   entrepreneurial talent combined with his strong focus on the customer and 30-plus years of experience in the changing industry position him to take on this expanded leadership role."

        The three companies serve more than 607,000 customers, with Columbia Gas of Pennsylvania's more than 389,000 customers in 27 counties, Columbia Gas of Maryland's nearly 32,000 customers in three counties, and Columbia Gas of Virginia's nearly 186,000 customers in 40 counties.

        The new NiSource will serve more than 3.6 million gas and electric customers primarily located in nine states. Its operations will span the high-growth energy corridor that extends from the Gulf of Mexico through Chicago to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

        The NiSource/Columbia merger is on target to close by the end of 2000, pending approval by the U.S. Securities and Exchange Commission. The combination was approved by the Federal Energy Regulatory Commission in July, following necessary state actions regarding the companies' distribution companies in Virginia, Pennsylvania, Maryland, Indiana, Kentucky, Massachusetts, Ohio, Maine and New Hampshire. The transaction also recently cleared the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. Shareholders of both companies approved the merger in June.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas through Chicago to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein
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   include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investment and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

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